SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/5/2021


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
74,594

8. SHARED VOTING POWER
419,462

9. SOLE DISPOSITIVE POWER
74,594
_______________________________________________________

10. SHARED DISPOSITIVE POWER
419,462

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
494,056 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.04%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
74,594

8. SHARED VOTING POWER
419,462

9. SOLE DISPOSITIVE POWER
74,594
_______________________________________________________

10. SHARED DISPOSITIVE POWER
419,462

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
494,056 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.04%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
74,594

8. SHARED VOTING POWER
419,462

9. SOLE DISPOSITIVE POWER
74,594
_______________________________________________________

10. SHARED DISPOSITIVE POWER
419,462

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
494,056 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.04%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed January 7, 2021. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 4. PURPOSE OF TRANSACTION
See exhibit A. Standstill Agreement

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on December 30, 2020, there were 4,918,806 shares of common stock outstanding as of October 31, 2020. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of April 2, 2021 Bulldog Investors, LLP is deemed to be the beneficial owner of 494,056 shares of IRL (representing 10.04% of IRL's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares. These 494,056 shares of IRL include 74,594 shares (representing 1.51% of IRL's outstanding shares) that are beneficially owned by Mr. Goldstein.
All other shares included in the aforementioned 494,056 shares of IRL beneficially owned by Bulldog Investors LLP (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLP who are not members of any group. The total number of these "non-group" shares is 419,462 shares (representing 8.53% of IRL's outstanding shares).


(b)Bulldog Investors,LLP has sole power to dispose of and vote 74,594 shares. Bulldog Investors, LLP has shared power to dispose of and vote 419,462 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of IRL's shares) share this power with Bulldog Investors, LLP. Messrs.Goldstein and Dakos are partners of Bulldog Investors, LLP.



c) Since the last filing on 3/23/21 no shares of IRL were bought or sold.



d) Clients of Bulldog Investors, LLP are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/5/21

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.


Exibit A:

             COMPROMISE AND STANDSTILL AGREEMENT
    This Compromise and Standstill Agreement (this "Agreement") is made and entered into effective as of the 5th day of April, 2021 by and among The New Ireland Fund, Inc. ("IRL" or the "Fund") and Bulldog Investors, LLP and each of its partners, officers, directors and present or future affiliates (as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")) ("Affiliates") and any entities and accounts that any such person manages or controls directly or indirectly, or with respect to which such person exercises voting discretion, whether such entities or accounts now exist or are organized in the future (collectively referred to herein as "Bulldog").

    WHEREAS, IRL is a closed-end investment company registered with the Securities and Exchange Commission ("SEC"), the shares of common stock (the "Shares") of which are publicly traded;

    WHEREAS, Bulldog is the beneficial owner of greater than 5% of the outstanding Shares of IRL as of the date of this Agreement;

    WHEREAS, on December 28, 2020, Phillip Goldstein, a Partner in Bulldog and a stockholder in the Fund, submitted to IRL a proposal pursuant to Rule 14a-8 under the Exchange Act for stockholders to consider and vote on the Fund's conversion to an exchange-traded fund or dissolution ("Goldstein Proposal");

    WHEREAS, Bulldog and IRL have engaged in discussions regarding IRL, Bulldog's investment in IRL, the Goldstein Proposal, and one or more additional proposals with respect to IRL (the "IRL Discussions");

    WHEREAS, subsequent to the IRL Discussions, on March 22, 2021, Phillip Goldstein sent an email to IRL withdrawing the Goldstein Proposal;

    WHEREAS, in the course of the IRL Discussions, IRL discussed with Bulldog a proposal whereby IRL would conduct a tender offer, which proposal has been presented to the Board of Directors of IRL("Board") for approval (the "IRL Proposal");

    WHEREAS, the Board has approved a tender offer for up to 25% of IRL's Shares at a price equal to 98% of IRL's net asset value per Share ("NAV") as determined by IRL as of the close of the regular trading session on the New York Stock Exchange on the business day immediately following the day the tender offer expires or, if the offer is extended, on the business day immediately following the day to which the tender offer is extended, such tender offer to commence as soon as practicable but no later than fifteen business days of the date of this Agreement (the "Tender
Offer"); and

    NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1.	(A) Bulldog shall promptly prepare and file an amendment to its
Schedule 13D filed with the SEC for the Fund reporting the entry into this Agreement and its intention to no longer pursue the Goldstein Proposal. Bulldog shall also file a copy of this Agreement as an exhibit to the
Schedule 13D amendment. (B) In connection with the 2021, 2022, 2023, 2024, 2025 and 2026 annual meetings of stockholders of the Fund and any adjournments thereof or any special meetings of stockholders of the Fund called or held during the Restricted Period (as defined below) ("IRL Meetings"), Bulldog shall: (i) cause all of its Shares of IRL to be voted on each matter (including any stockholder proposal that the Fund may be required to include in its proxy materials for an IRL Meeting) in accordance with the recommendations of the Board, as set forth in the Fund's definitive proxy statement relating to such IRL Meeting, and will not, directly or indirectly, solicit, recommend, advise or urge, formally or informally, anyone to vote otherwise. Notwithstanding anything herein to the contrary in this Section 1, any investment company that is advised by Bulldog may vote its Shares of IRL at an IRL Meeting and any adjournments thereof in accordance with one of the methods prescribed in Section 12(d)(1)(E)(iii)(aa) of the Investment Company Act 1940 ("1940 Act").
(C)Bulldog shall not file with the SEC and shall not deliver or mail to the Fund's stockholders any proxy materials relating to the nomination of candidates for election as directors at an IRL Meeting.

2.	For a period commencing on the date hereof and ending on the earlier of (a) the date that the Board rescinds its approval of the Tender Offer and (b) five years from the date of this Agreement (the "Restricted Period"), Bulldog shall not, directly or indirectly, with respect to the
Fund: (i) submit any stockholder proposals for the vote or consent (collectively, "vote") of stockholders (whether or not pursuant to Rule 14a-8 under the Exchange Act or otherwise), including, but not limited to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving IRL, including, without limitation, a merger, tender or exchange offer, open-ending, conversion to exchange-traded fund, share repurchase or liquidation of IRL's assets;
(ii) nominate any candidate for election as a director; (iii) solicit proxies for any stockholder proposals or nominations of candidates for election as directors, provided, however, that nothing in this Agreement may be interpreted as prohibiting Bulldog from encouraging other stockholders to vote as recommended by the Board; or (iv) seek the removal of any member of the Board. During the Restricted Period, Bulldog shall not, either directly or indirectly, explicitly or implicitly: (i) encourage, recommend, advise or urge others to put forward stockholder proposals, including any proposal to replace the Fund's investment adviser, or nominations with respect to Fund directors; (ii) indicate support or approval for any stockholder proposals or nominations relating to the Fund (except by voting pursuant to clause (iii) of this sentence);
(iii) cause or permit Shares of the Fund to be voted on any matter in any way other than in accordance with the recommendations of the Board;
(iv) solicit or encourage others to vote against any matter recommended by the Board (v) join, create or collaborate with any group of unaffiliated third parties concerning IRL, other than in accordance with the Board's recommendations; or (vi) threaten, pursue or bring a lawsuit, regulatory action or other proceeding against the Board, IRL, IRL's investment adviser, or any of their officers, directors, agents or affiliates, other than for alleged violations of this Agreement; provided, however, that notwithstanding anything herein to the contrary in clause (iii) above, any investment company advised by Bulldog may vote Fund Shares held by the investment company on any matter in accordance with one of the methods prescribed in Section 12(d)(1)(E)(iii)(aa) of the 1940 Act.
During the Restricted Period, each of IRL and its affiliates and Bulldog shall refrain from directly or indirectly disparaging, impugning or taking any action reasonably likely to damage the reputation of Bulldog, the Fund, the Board, members of the Board or the Fund's investment adviser. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

3.	Bulldog shall not purchase or obtain control over any additional
Fund Shares until the date on which IRL issues a press release announcing the Tender Offer, which press release will be issued promptly following the execution of this Agreement.

4.	Any notices hereunder shall be delivered by email or facsimile, with a copy by ordinary mail, directed as follows:

To IRL, by delivery to:

The New Ireland Fund, Inc.
c/o KBI Global Investors (North America) Ltd
One Boston Place
201 Washington Street, 36th Floor
Boston, MA 02108
Attention: Derval Murray

Email: derval.murray@KBIGI.com

with a copy to:

Elliot J. Gluck
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

Email: egluck@willkie.com

To Bulldog, by delivery to:

Phillip Goldstein
Bulldog Investors, LLP
Park 80 West - Plaza Two
250 Pehle Avenue
Suite 708
Saddle Brook, NJ 07663

Email: pgoldstein@bulldoginvestors.com

5.	In the event that IRL breaches any material provision of this
Agreement, or the Tender Offer is not commenced within fifteen days of the date of this Agreement, Sections 1, 2, and 3 shall terminate and be of no further force and effect.

6.	This Agreement shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns.

7.	This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.	This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflict of laws provisions. The parties agree that the state and federal courts of the State of New York shall be the proper forums for any legal controversy arising in connection with this Agreement, and the parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of such courts for such purposes. Except as prohibited by law, none of the parties shall seek a jury trial in any legal controversy arising in connection with this Agreement. None of the parties will seek to consolidate any such action in which a jury trial has been waived with any other action in which a jury trial has not been waived. THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THE PROVISIONS HEREOF SHALL BE SUBJECT TO NO EXCEPTIONS.

9.	This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof, and may be modified or amended only by a writing signed by an authorized representative of each of the parties hereto. No representations, warranties, or inducements have been made by any party hereto concerning this Agreement other than those contained and memorialized herein. This Agreement is the product of mutual bargaining between and among the parties and, therefore, will not be construed against one party or another.

[The remainder of this page left blank intentionally.]


	IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

	THE NEW IRELAND FUND, INC.

	By:	/s/ Derval Murray
		Name:	Derval Murray
		Title: 	Secretary and Treasurer


	BULLDOG INVESTORS, LLP

	By:
		Name:	Phillip Goldstein
		Title:	Partner






IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

	THE NEW IRELAND FUND, INC.

	By:
		Name:	Derval Murray
		Title: 	Secretary and Treasurer


	BULLDOG INVESTORS, LLP

	By:	/s/ Phillip Goldstein
		Name:	Phillip Goldstein
		Title: 	Partner